As filed with the Securities and Exchange Commission on ~~July 24,~~August [ ], 2014

Registration No. 333-194144

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. ~~2~~3
to
Form S-1
REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Bank of Montreal

Initial Depositor

(Exact name of registrant as specified in charter)

Vaulted Gold Bullion Trust

Issuer with respect to the Gold Deposit Receipts

Delaware	**1040**	**46-7176227**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 King Street
First Canadian Place
Toronto, Ontario
Canada M5X 1A1
(416) 867-6785

(Address, including zip code, and telephone number, including area code, or registrant's principal executive offices)

Colleen Hennessy
Bank of Montreal
111 West Monroe Street
P. O. Box 755
Chicago, Illinois 60690
(312) 461-7745

Copies to:

Anna T. Pinedo, Esq.
Morrison & Foerster LLP
250 West 55th Street
New York, New York 10019
(212) 468-8179

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Calculation of Registration Fee

Title of each class of securities to be registered			**Proposed maximum aggregate offering price (1)**	**Amount of registration fee (2) (3)**
Gold Deposit Receipts			$500,000,000.00	$64,400.00

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act.

(2) This Registration Statement also registers, where required, an indeterminate amount of securities to be sold by BMO Capital Markets Corp. in market-making transactions.

NY2-728864

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated ~~July 24,~~August [ ], 2014

$500,000,000 of Gold Deposit Receipts
Vaulted Gold Bullion Trust

The Vaulted Gold Bullion Trust (the "Trust") will issue Depositary Receipts (the "Gold Deposit Receipts") representing your undivided beneficial ownership in a fixed quantity of unencumbered, allocated, physical gold bullion ("Gold Bullion"). The Gold Bullion will be held for the benefit of holders of Gold Deposit Receipts in an account operated by Bank of Montreal at the Royal Canadian Mint (the "Mint"). The Bank of New York Mellon will be the trustee of the Trust. The Gold Deposit Receipts are separate from the Gold Bullion. The Trust will issue additional Gold Deposit Receipts on a continuous basis.

Investing in the Gold Deposit Receipts involves significant risks. See "Risk Factors" starting on page ~~15.~~14. An investment in the Gold Deposit Receipts represents an investment in gold, which may not be appropriate for all investors.

The public offering price for one Gold Deposit Receipt will be based on the prevailing interbank spot price for one troy ounce of Gold Bullion, as determined by BMO Capital Markets Corp., acting as calculation agent, plus up to a 2.0% deposit fee.

The Trust is newly formed. The Trust is not an investment company registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act, and the initial depositor is not subject to regulation by the Commodity Futures Trading Commission as a commodity pool, or a commodity trading advisor. This investment involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment.

The Trust is an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or JOBS Act, and, as such, may elect to comply with certain reduced reporting requirements after this offering.

The Gold Deposit Receipts are neither interests in, nor obligations of, the initial depositor, Bank of Montreal, or The Bank of New York Mellon, as trustee.

The Gold Deposit Receipts will not be listed or traded on any securities exchange. The Gold Deposit Receipts are intended to be offered on a continuous basis until such time the aggregate offering amount of $500,000,000 has been issued. Only Authorized Participants may offer the Gold Deposit Receipts to the public. Under no circumstances may any purchase of the Gold Deposit Receipts be made with borrowed or leveraged funds advanced by an Authorized Participant. No margin purchases of the Gold Deposit Receipts will be accepted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Initial Price To Public*	Deposit Fee**
Per Gold Deposit Receipt.		2.0%

~~* Includes deposit fee.~~
~~** Paid to BMO Capital Markets Corp. and remitted to Bank of Montreal. In no event will the deposit fee exceed 2.0%.~~

* Includes deposit fee.
** Paid to BMO Capital Markets Corp. and remitted to Bank of Montreal. In no event will the deposit fee exceed 2.0%.

A minimum of one whole Gold Deposit Receipt must be purchased in any transaction. For purchases of the Gold Deposit Receipts in excess of ________________ Gold Deposit Receipts, the deposit fee will be ____%. Authorized Participants that are FINRA member firms may charge fees and commissions not to exceed 8% in respect of sales of the Gold Deposit Receipts. BMO Capital Markets Corp. will act as sole placement agent in connection with the offering and will use its best efforts to arrange for the sale of the Gold Deposit Receipts.

BMO CAPITAL MARKETS

NY2-728864

_____

The date of this prospectus is ~~July~~August   , 2014.

TABLE OF CONTENTS

Page

PROSPECTUS SUMMARY..4
SUMMARY OF GOLD DEPOSIT RECEIPTS..7
RISK FACTORS...~~15~~14
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS.................~~22~~24
USE OF PROCEEDS...~~23~~25
THE TRUST..~~24~~26
THE GOLD INDUSTRY..~~28~~30
DESCRIPTION OF GOLD DEPOSIT RECEIPTS..~~35~~37
THE SECURITIES DEPOSITORY; BOOK-ENTRY-ONLY SYSTEM; GLOBAL SECURITY....~~42~~45
DESCRIPTION OF THE DEPOSITARY TRUST AGREEMENT..................................~~44~~47
U.S. FEDERAL INCOME TAX CONSEQUENCES...~~46~~49
ERISA CONSIDERATIONS...~~49~~52
PLAN OF DISTRIBUTION..~~52~~55
LEGAL MATTERS...~~54~~57
WHERE YOU CAN FIND MORE INFORMATION...~~54~~57

_____

This prospectus contains information you should consider when making your investment decision. With respect to information about Gold Deposit Receipts, you should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell Gold Deposit Receipts in any jurisdiction where the offer or sale is not permitted.

The Gold Deposit Receipts are not registered for public sale outside of the United States. Holders that are not U.S. holders (as defined under "U.S. Federal Income Tax Consequences") should consult their tax advisors regarding U.S. withholding and other taxes that may apply to ownership of the Gold Deposit Receipts or of the Gold Bullion through an investment in the Gold Deposit Receipts.

SALES RESTRICTION

THE GOLD DEPOSIT RECEIPTS ARE NOT APPROVED FOR SALE AND SHOULD NOT BE PURCHASED OR SOLD IN THE STATE OF ALABAMA OR TO ALABAMA RESIDENTS.

PROSPECTUS SUMMARY

The following is a summary of information pertaining to the Trust and does not contain all of the information about the Trust that may be important to you. You should read the entire prospectus, including "Risk Factors" beginning on page 15,14, before making an investment decision about the Gold Deposit Receipts.

Overview

The Vaulted Gold Bullion Trust (the "Trust") was initially formed on December 10, 2013 pursuant to an interim trust agreement that was amended and restated by the Depositary Trust Agreement, dated _____, 2014 by and among The Bank of New York Mellon, as trustee, BNY Trust of Delaware, as Delaware trustee, Bank of Montreal, as initial depositor, and BMO Capital Markets Corp., as placement agent (the "Depositary Trust Agreement"). The Trust has not commenced operations, and is newly organized. The Trust has no assets or liabilities. The Trust is not a registered investment company under the Investment Company Act of 1940, as amended (the "1940 Act").

At all times, the Trust will hold a fixed quantity of unencumbered, allocated, physical gold bullion ("Gold Bullion") that corresponds to the then outstanding Gold Deposit Receipts. The Gold Bullion will be held for the benefit of holders of Gold Deposit Receipts in an account operated by Bank of Montreal at the Royal Canadian Mint (the "Mint"). One troy ounce of Gold Bullion will correspond to each Gold Deposit Receipt as specified under "Summary of Gold Deposit Receipts — The Gold Deposit Receipts."

The Trust will issue Gold Deposit Receipts that represent your undivided beneficial ownership interest in Gold Bullion held by the Trust on your behalf.

Trust Objective

The objective of the Trust is to provide a secure and convenient way for investors to make an investment in unencumbered, allocated, physical Gold Bullion on a spot basis. As a result, at any given time, the value of the Gold Deposit Receipts is intended to reflect the spot price of gold held by the Trust for the holders of Gold Deposit Receipts.

The Trust is not actively managed and has no officers or employees. The Trust does not engage in any activities designed to obtain a profit from, or to prevent losses caused by, changes in the spot price of gold.

The Trust will issue Gold Deposit Receipts upon the contribution by Bank of Montreal to the Trust of a fixed quantity of Gold Bullion purchased with the proceeds, less any deposit fees, from the sale of Gold Deposit Receipts. Bank of Montreal will hold the Gold Bullion in an account that is operated by Bank of Montreal at the Mint in custody for the holders of Gold Deposit Receipts. Holders of Gold Deposit Receipts may elect to redeem their Gold Deposit Receipts through a third party, referred to as an Authorized Participant, and receive physical gold, as described herein, or may elect to sell their Gold Deposit Receipts for cash through an Authorized Participant by having their corresponding portion of Gold Bullion withdrawn and sold for cash to Bank of Montreal. Holders of Gold Deposit Receipts may also sell to other investors through an Authorized Participant. Authorized Participants will be registered broker-dealers, registered investment advisers, or banks or trust companies regulated by the Office of the Comptroller of the Currency and/or one or more state banking regulators, and will clear through DTC Participants.

The Trust may offer Gold Deposit Receipts from time to time as it receives Gold Bullion purchased on a daily basis for deposit in the Bank of Montreal account at the Mint, all as described more fully herein.

The Gold Deposit Receipts will not be listed or quoted on any national securities exchange. Holders of Gold Deposit Receipts may ~~resell~~sell their Gold Deposit Receipts through Authorized Participants, including BMO Capital Markets Corp.

Summary of Risks

The Gold Deposit Receipts are subject to certain risks, discussed in more detail in the section entitled "Risk Factors" below. Examples of these risks include:

- the Trust has no history of operations and Bank of Montreal has a limited history of operating investment vehicles similar to the Trust;

- the value of Gold Bullion is not guaranteed, which may cause an investment in the Gold Deposit Receipts to be volatile;

- future governmental decisions may have significant impact on the price of Gold Bullion, which will impact the price of the Gold Deposit Receipts;

- the Trust is a passive investment vehicle, which means that the value of the Gold Deposit Receipts may be adversely affected by losses that, if the Trust had been actively managed, it might have been possible to avoid; and

- because the Trust holds solely Gold Bullion, an investment in the Trust may be more volatile than an investment in a more broadly diversified portfolio.

Emerging Growth Company Status

The Trust is an "emerging growth company," as defined in the JOBS Act. For as long as the Trust is an "emerging growth company," the Trust may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes–Oxley Act of 2002 (the "Sarbanes-Oxley Act"), reduced disclosure obligations regarding executive compensation in the Trust's periodic reports, and exemptions from the requirements of holding advisory "say-on-pay" votes on executive compensation and shareholder advisory votes on golden parachute compensation.

Under the JOBS Act, the Trust will remain an "emerging growth company" until the earliest of:

- the last day of the fiscal year during which the Trust has total annual gross revenues of $1

SUMMARY OF GOLD DEPOSIT RECEIPTS

This discussion highlights information regarding the Gold Deposit Receipts. We present certain information more fully in the rest of this prospectus. You should read the entire prospectus carefully before you purchase Gold Deposit Receipts.

Issuer	Vaulted Gold Bullion Trust.
The Trust	The Trust was initially formed on December 10, 2013 pursuant to an interim trust agreement that was amended and restated by the Depositary Trust Agreement, dated _____, 2014 among The Bank of New York Mellon, as trustee, BNY Trust of Delaware, as Delaware trustee, Bank of Montreal, as initial depositor, and BMO Capital Markets Corp., as placement agent. The Trust is not a registered investment company under the 1940 Act.
Initial Depositor	Bank of Montreal.
Trustees	The Bank of New York Mellon, a corporation organized under the laws of the State of New York authorized to conduct a banking business, will be the trustee and receive compensation for its services as set forth in the Depositary Trust Agreement. BNY Mellon Trust of Delaware, a Delaware state chartered banking corporation, will be the Delaware trustee and receive compensation for its services as set forth in the Depositary Trust Agreement.
Purpose of Gold Deposit Receipts	The Gold Deposit Receipts are designed to provide investors, acting through Authorized Participants, with:

- A book-entry solution for investors interested in having their Gold Bullion reflected in a brokerage account without the inconvenience that is typical of a traditional, manual investment in Gold Bullion;

- A secure and convenient way to purchase Gold Bullion on a spot basis and hold it in an account of Bank of Montreal's at the Royal Canadian Mint in Ottawa;

- A facility whereby investors can withdraw and sell intraday for cash at the prevailing spot interbank price for gold (i.e., intraday interbank spot liquidity);

- A process whereby investors can request physical delivery for as little as one ounce without the

9

willing to forgo current income or periodic payments.

The Gold Deposit Receipts	The Trust will issue Gold Deposit Receipts that represent your undivided beneficial ownership interest in the Gold Bullion held by the Trust on your behalf through an account of Bank of Montreal at the Mint.
	The Trust will only issue Gold Deposit Receipts when it has received through an Authorized Participant funds corresponding to at least one troy ounce of Gold Bullion, which is equivalent to one Gold Deposit Receipt.
CUSIP	92242D106
Trust Assets	At all times, for the benefit of holders of Gold Deposit Receipts, the Trust will hold a fixed quantity of Gold Bullion corresponding to the then outstanding Gold Deposit Receipts, that will be held in an account operated by Bank of Montreal at the Mint. The amount of Gold Bullion held will fluctuate each day as holders of Gold Deposit Receipts exchange their interests for physical gold or withdraw and sell for cash, and as the Trust issues additional Gold Deposit Receipts in connection with additional Gold Bullion purchased on a daily basis by Bank of Montreal and contributed to the Trust on behalf of the holders of the Gold Deposit Receipts. Under no circumstances will the Trust assets or the form of Gold Bullion be changed.
Rights Relating to Gold Deposit Receipts	A holder of Gold Deposit Receipts has the right to redeem its Gold Deposit Receipts for physical gold, or to withdraw and sell for cash, at any time, subject, as discussed below, to certain suspensions. A holder also may sell its Gold Deposit Receipts to other investors through an Authorized Participant.
	A holder may redeem for physical gold through an Authorized Participant subject to payment of a withdrawal and delivery fee (the "Withdrawal and Delivery Fee"), plus applicable taxes. The Trust, through Bank of Montreal, will deliver Gold Bullion only to addresses within the United States which are within a state specifically approved for delivery. You may check with your Authorized Participant. Physical delivery may be suspended generally, or refused with respect to particular requested deliveries

11

only in the case of a force majeure event or market disruption event where the Initial Depositor is prevented for reasons outside of its control from delivering the Gold Bullion, and such suspension or refusal shall only last so long as the Initial Depositor continues to be so prevented from delivering the Gold Bullion.

Alternatively, a holder of Gold Deposit Receipts may choose to sell for cash by instructing an Authorized Participant to withdraw that holder's corresponding amount of Gold Bullion, and having the Trust facilitate the sale for cash to Bank of Montreal, if Bank of Montreal chooses to purchase the Gold Bullion at that time, as discussed further herein. From time to time, this mechanism to sell Gold Bullion may be suspended for any reason without notice, including, but not limited to, if a force majeure event should occur. Gold Deposit Receipts may also be transferred by gift or estate transfer.

Finally, a holder of Gold Deposit Receipts may request that its Authorized Participant identify a purchaser for its Gold Deposit Receipts. An Authorized Participant may be able to identify a buyer on its own or may work with BMO Capital Markets Corp. to identify a buyer for the holder's Gold Deposit Receipts.

Distributions .... Holders of Gold Deposit Receipts will receive no cash distributions whatsoever.

Repurchases .... Holders of Gold Deposit Receipts will only have the option on any business day to elect that Bank of Montreal repurchase your withdrawn Gold Bullion (represented by the Gold Deposit Receipts) for cash if Bank of Montreal is then effecting such purchases, however, Bank of Montreal is under no obligation to do so.

Voting Rights .... Holders of Gold Deposit Receipt will have no voting rights, except in limited circumstances. See "Description of the Gold Deposit Receipts – Voting Rights."

12

- The Trust fails to qualify for treatment, or ceases to be treated, for U.S. federal income tax purposes, as a grantor trust.

If a termination event occurs, Bank of Montreal will sell the Gold Bullion, and will deliver to you the resulting proceeds as promptly as practicable after the termination event occurs.

Use of Proceeds...

The Trust will use the proceeds of the issuance of Gold Deposit Receipts to purchase Gold Bullion from Bank of Montreal in an amount that corresponds to the amount of Gold Deposit Receipts. The amount paid per ounce of Gold Bullion by the Trust will be equal to the spot price of one troy ounce of Gold Bullion on the date of purchase. See "Use of Proceeds."

15

Trust may be more volatile than another investment vehicle with a broadly diversified portfolio and may fluctuate substantially over time.

Crises may motivate large-scale sales of gold which could decrease the price of gold and adversely affect an investment in the Gold Deposit Receipts.

The possibility of large-scale ~~distress~~distressed sales of gold in times of crisis may have a short-term negative impact on the price of gold and adversely affect an investment in the Gold Deposit Receipts. For example, the 1998 Asian financial crisis resulted in significant sales of gold by individuals which depressed the price of gold. Crises in the future may impair gold's price performance which would, in turn, adversely affect an investment in the Gold Deposit Receipts.

Purchasing activity in the gold market associated with the delivery of Gold Bullion to the Trust in exchange for Gold Deposit Receipts may cause a temporary increase in the price of gold. This increase may adversely affect an investment in the Gold Deposit Receipts.

Purchasing activity associated with acquiring the Gold Bullion that is transferred into the Trust in connection with the issuance of additional Gold Deposit Receipts may temporarily increase the market price of gold, which will result in higher prices for the Gold Deposit Receipts. Temporary increases in the market price of gold may also occur as a result of the purchasing activity of other market participants. Other market participants may attempt to benefit from an increase in the market price of gold that may result from increased purchasing activity of gold connected with the issuance of Gold Deposit Receipts. Consequently, the market price of gold may decline immediately after Gold Deposit Receipts are created. If the price of gold declines, the trading price of the Gold Deposit Receipts will also decline.

Holders of Gold Deposit Receipts do not have the protections associated with ownership of interests in an investment company registered under the 1940 Act or the protections afforded by the Commodity Exchange Act.

The Trust is not registered as an investment company under the 1940 Act and is not required to register under such act. Consequently, holders do not have the regulatory protections provided to investors in investment companies. The Trust will not hold or trade commodity interests regulated by the Commodity Exchange Act (the "CEA"), as administered by the Commodity Futures Trading Commission (the "CFTC"). Furthermore, the Trust is not a commodity pool for purposes of the CEA, and none of the initial depositor, the trustee or the Authorized Participants is subject to regulation by the CFTC in any capacity, including as a commodity pool operator or a commodity trading advisor in connection with the Gold Deposit Receipts. Consequently, holders do not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.

The Trust may be required to terminate and liquidate at a time that is disadvantageous to ~~Holders~~holders.

If the Trust is required to terminate and liquidate, such termination and liquidation could occur at a time which is disadvantageous to holders, such as when gold prices are lower than the gold prices at the time when holders purchased their Gold Deposit Receipts. In such a case, when

18

Physical delivery of Gold Bullion is not available in every state, and the states approved for delivery may change at any time.

Gold Bullion will be delivered only to addresses within the United States that are within a state specifically approved by the placement agent for delivery, as discussed under "Description of Gold Deposit Receipts—Redemptions of Gold Deposit Receipts for Gold Bullion; Sales for Cash—Physical Delivery." The Initial Depositor will maintain a list of states approved for delivery and provide the same to the Authorized Participants from time to time. The Initial Depositor has no obligation to deliver Gold Bullion to a state that is not approved for delivery, and there is no guarantee that delivery will remain available in any particular state. If an investor changes its address to a state that is not approved for delivery, delivery will no longer be available to that investor.

An Authorized Participant may not be successful in identifying a potential purchaser for your Gold Deposit Receipts.

Instead of redeeming Gold Deposit Receipts for Gold Bullion or selling Gold Deposit Receipts for cash through BMO Capital Markets Corp., a holder of Gold Deposit Receipts may request that its Authorized Participant identify a purchaser for its Gold Deposit Receipts. An Authorized Participant may be able to identify a buyer on its own or may work with BMO Capital Markets Corp. to identify a buyer for the holder's Gold Deposit Receipts; however, there can be no assurance that the Authorized Participant will be successful in identifying an interested investor.

A request for sale or redemption is irrevocable.

In order to sell or redeem Gold Deposit Receipts for cash or physical gold, a holder must provide a notice to the Trust through an Authorized Participant. Except when sales or redemptions have been suspended, once a notice has been received, it can no longer be revoked by the holder under any circumstances, though it may be rejected by the Trust if it does not comply with the requirements for such notice.

The fees charged to holders may change.

If you choose to redeem your Gold Deposit Receipts for physical gold, you will be responsible for payment of certain fees and expenses. The fees and expenses may be increased or decreased by Bank of Montreal in its sole and absolute discretion.

Holders do not have the rights enjoyed by investors in certain other vehicles.

As interests in the Gold Bullion held by the Trust, the Gold Deposit Receipts have none of the statutory rights normally associated with the ownership of shares of a corporation (including, for example, the right to bring "derivative" actions). In addition, the Gold Deposit Receipts have limited voting and distribution rights (for example, holders do not have the right to elect directors and will not receive dividends).

NY2-728864

Substantial sales of gold by the official sector could adversely affect an investment in the Gold Deposit Receipts.

The official sector consists of central banks, other governmental agencies and multi-lateral institutions that buy, sell and hold gold as part of their reserve assets. The official sector holds a significant amount of gold, most of which is static, meaning that it is held in vaults and is not bought, sold, leased or swapped or otherwise mobilized in the open market. A number of central banks have sold portions of their gold over the past ten years, with the result that the official sector, taken as a whole, has been a net supplier to the open market. Since 1999, most sales have been made in a coordinated manner under the terms of the Central Bank Gold Agreement under which 15 of the world's major central banks agree to limit the level of their gold sales and lending to the market. In the event that future economic, political or social conditions or pressures require members of the official sector to liquidate their gold assets all at once or in an uncoordinated manner, the demand for gold might not be sufficient to accommodate the sudden increase in the supply of gold to the market. Consequently, the price of gold could decline significantly, which would adversely affect an investment in the Gold Deposit Receipts.

The Trust does not insure its assets and there may not be adequate sources of recovery if its gold is lost, damaged, stolen or destroyed.

The Trust does not insure its assets, including the Gold Bullion stored at the Mint. Consequently, if there is a loss of assets of the Trust through theft, destruction, fraud or otherwise, the Trust and holders will need to rely on insurance carried by applicable third parties, if any, or on such third party's ability to satisfy any claims against it. The amount of insurance available or the financial resources of a responsible third party may not be sufficient to satisfy the Trust's claim against such party. Also, holders are unlikely to have any right to assert a claim directly against such third party; such claims may only be asserted by the trustee on behalf of the Trust. In addition, if a loss is covered by insurance carried by a third party, the Trust, which is not a beneficiary on such insurance, may have to rely on the efforts of the third party to recover its loss. This may delay or hinder the Trust's ability to recover its loss in a timely manner or otherwise.

A loss with respect to the Trust's gold that is not covered by insurance and for which compensatory damages cannot be recovered would have a negative impact on the Gold Deposit Receipts and would adversely affect an investment in the Gold Deposit Receipts. In addition, any event of loss may adversely affect the operations of the Trust and, consequently, an investment in the Gold Deposit Receipts.

A redeeming holder of the Gold Deposit Receipt that suffers loss of, or damage to, its Gold Bullion during delivery will not be able to claim damages from the Service Carrier, Bank of Montreal, the Trust or the storage provider.

If a holder exercises its option to redeem Gold Deposit Receipts for Gold Bullion, the holder's Gold Bullion will be transported by the Service Carrier (as defined below). Because ownership of Gold Bullion will transfer to such holder at the time Bank of Montreal surrenders the Gold Bullion to the Service Carrier, the redeeming holder will bear the risk of loss from the

21

moment the Service Carrier takes possession of the Gold Bullion on behalf of such holder. Under the terms of the Gold Carrier Agreement, in the event of any loss or damage in connection with the delivery of the Gold Bullion, such holder will not be able to claim damages from the Service Carrier, nor will such holder be able to claim damages from Bank of Montreal, the Trust or the Mint.

Bank of Montreal, the Mint and service providers engaged by the Trust may not carry adequate insurance to cover claims against them by the Trust.

Holders cannot be assured that Bank of Montreal or the Mint or service providers engaged by the Trust will maintain insurance with respect to the Trust's assets or the services that such parties provide to the Trust and, if they maintain insurance, that such insurance is sufficient to satisfy any losses incurred by them in respect of their relationship with the Trust. The Mint, to the extent it has any liability, will be liable only to Bank of Montreal directly in the event of loss, damage or destruction of the Trust's Gold Bullion. In addition, none of the Trust's service providers are required to include the Trust as a named beneficiary of any such insurance policies that are purchased. Accordingly, the Trust will have to rely on the efforts of the service provider to recover from their insurer compensation for any losses incurred by the Trust in connection with such arrangements.

If there is a loss, damage or destruction of the Trust's Gold Bullion in the custody of the Mint and Bank of Montreal does not give timely notice, all claims against the Mint will be deemed waived.

In the event of loss, damage or destruction of the Trust's Gold Bullion in the Mint's custody, care and control, Bank of Montreal must give written notice to the Mint within five Mint business days (a Mint business day means any day other than a Saturday, Sunday or a holiday observed by the Mint) after the discovery by Bank of Montreal of any such loss, damage or destruction, but in any event no more than 30 days after the delivery by the Mint to Bank of Montreal of an inventory statement in which the discrepancy first appears. If such notice is not given in a timely manner, all claims against the Mint will be deemed to have been waived. In addition, no action, suit or other proceeding to recover any loss or shortage can be brought against the Mint unless timely notice of such loss or shortage has been given and such action, suit or proceeding will have commenced within 12 months from the time a claim is made. The loss of the right to make a claim or of the ability to bring an action, suit or other proceeding against the Mint may mean that any such loss will be non-recoverable, which will have an adverse effect on the value of the net assets of the Trust.

The Trustee and Trust shall have no responsibility or liability for actions taken by the Initial Depositor or the Mint.

Pursuant to the terms of the Depositary Trust Agreement, neither the Trustee nor the Trust can be held responsible, or liable, for any misconduct, bad faith or negligence of the Initial Depositor or the Mint.

Under Canadian law, the Trust may have limited recourse against the Mint.

The Mint is a Canadian Crown corporation. A Crown corporation may be sued for breach of contract or for wrongdoing in tort where it has acted on its own behalf or on behalf of the

USE OF PROCEEDS

The Trust will use the proceeds of the issuance of Gold Deposit Receipts to purchase Gold Bullion from Bank of Montreal in an amount that corresponds to the amount of Gold Deposit Receipts. The amount paid per ounce of Gold Bullion by the Trust will be equal to the spot price of one troy ounce of Gold Bullion on the date of purchase. Any deposit fees will be remitted promptly to Bank of Montreal.

27

THE GOLD INDUSTRY

Introduction

The following section provides a brief overview to the gold industry by looking at some of the key participants, detailing the primary sources of demand and supply and outlining the role of the "official" sector (i.e., central banks) in the market. We derived all disclosures in this prospectus regarding the gold industry from publicly available documents. In connection with the offering of the Gold Deposit Receipts, none of us, or our respective affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the information regarding the gold industry. None of us or any of our respective affiliates have independently investigated whether such publicly available documents or any other publicly available information regarding the gold industry is current, accurate or complete.

Market Participants

The participants in the gold market may be classified in the following sectors: mining and producer; banking; official; investment; and manufacturing. The following is a brief description of each of the sectors.

Mining and Producer Sector

This group includes mining companies that specialize in gold and silver production; mining companies that produce gold as a byproduct of other production (such as a copper or silver producer); scrap merchants; and recyclers.

Banking Sector

Bullion banks provide a variety of services to the gold market and its participants, thereby facilitating interactions between other parties. Services provided by the bullion banking community include traditional banking products as well as mine financing, physical gold purchases and sales, hedging and risk management, inventory management for industrial users and consumers, and gold deposit and loan instruments.

The Official Sector

The official sector encompasses the activities of the various central banking operations of gold-holding countries. In September 1999 a group of 15 central banks acting to clarify their intentions with respect to their gold holdings signed the Central Bank Gold Agreement commonly called the "Washington Agreement on Gold." The signatories included the European Central Bank and the central banks of Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden, Switzerland, and England. The original agreement limited incremental sales by the 15 signatories to 400 tonnes per annum over the ensuing five-year period. The original Washington Agreement on Gold expired in September 2004, and was renewed by almost all of the original signatories for a second five-year period (England did not renew in 2004). The second Washington Accord Agreement expired in September 2009 and was renewed again by all signatories of the second agreement for a third five-year period. In addition, the central banks of Cyprus, Greece, Malta, Slovakia and Slovenia

32

Historic Movements in the Price of Gold

As movements in the price of gold are expected to directly affect the price of the Gold Deposit Receipts, investors should understand what the recent movements in the price of gold have been. Investors, however, should also be aware that past movements in the gold price are not indicators of future movements.

The following chart provides historical background on the price of gold. The chart illustrates movements in the price of gold in U.S. dollars per ounce over the period from December 1, 2003 through to March 1, 2014, and is based on the London PM fix.



Source: Bloomberg

The ongoing recovery in the gold price began in 2001. First, declining U.S. interest rates resulted in a fall in the contango (i.e., the premium available on gold for future delivery), which reduced the returns available to producers for forward sales. Second, several mining companies reduced or eliminated their hedging activities in 2001 in response to pressure from shareholders seeking greater leverage to the price of gold, thereby reducing the amount of gold supply entering the market. This led a number of speculators and others who were short gold to close out short positions, further increasing demand. Finally, the terrorist attacks of September 11, 2001 and their political, military, and economic implications led to a sharp rise in the gold price, although gains somewhat moderated by year end.

Between 2002 and 2004 the price of gold in U.S. dollars continued to rise due to a number of factors, including the decline in the U.S. dollar against other currencies, the poor performance of U.S. and other major equities markets, a surge in investment demand in commodities as an asset class generally and gold specifically, the renewal of the Central Bank Gold Agreement in 2004, and continued reduction in forward selling by mining companies. It is important to note that central bank gold sales continued over the period and, indeed, the second Central Bank Gold Agreement increased the potential size of sales by the signatories under the agreement. This increase in the price of gold during this period was the first such gain over a three -year period since the early 1990s.

34

DESCRIPTION OF GOLD DEPOSIT RECEIPTS

General

The Trust will issue Gold Deposit Receipts pursuant to the Depositary Trust Agreement described in this prospectus under the heading "Description of the Depositary Trust Agreement." After the initial offering, the Trust may issue additional Gold Deposit Receipts on a continuous basis.

The assets of the Trust consist of Gold Bullion, held through Bank of Montreal's account with the Mint. Gold Deposit Receipts will represent your individual and undivided beneficial ownership interest in the Gold Bullion.

Holders of Gold Deposit Receipts will receive no cash distributions whatsoever.

Subject to certain exceptions described herein, ~~Holders~~holders of Gold Deposit Receipts will have the option to exchange their Gold Deposit Receipts for Gold Bullion (to be delivered directly to them by the Service Carrier) subject to payment of a Withdrawal and Delivery Fee, or exchange their Gold Deposit Receipts for cash as described below.

The Trust is not a registered investment company under the Investment Company Act and is not required to register under the Act.

The Trust is an "emerging growth company" as defined in the JOBS Act and, as such, may elect to comply with certain reduced reporting requirements after this offering.

Trust Purchases of Gold Bullion

The Trust will issue Gold Deposit Receipts upon contribution by Bank of Montreal to the Trust of Gold Bullion purchased with the proceeds, less any deposit fees, from the sale of the Gold Deposit Receipts. The Gold Bullion will be purchased on a spot basis from Bank of Montreal. Bank of Montreal will set the purchase price at which it will offer Gold Bullion. This price will be based on the U.S. dollar interbank spot price for gold at the time of the purchase and will be determined by Bank of Montreal in its sole and absolute discretion, taking into account the current market price for Bank of Montreal to process and source a specific quantity of Gold Bullion meeting the specifications, as applicable, described in this prospectus.

Bank of Montreal may earn revenues (or suffer losses) from the sale of Gold Bullion to the Trust.

An Authorized Participant wishing to acquire a Gold Deposit Receipt must place an order with BMO Capital Markets Corp. no later than 4:00 p.m. (New York time, or such other time as may be established by BMO Capital Markets Corp. and promptly notified to Bank of Montreal) on any Business Day in order for BMO Capital Markets Corp. to execute the purchase order on that Business Day. Any request received after such time on such Business Day will be deemed to be a request sent and received on the following Business Day. The settlement date will be no later than the second Business Day following the date of execution of the purchase order. A "Business Day" shall mean any day other than Saturday or Sunday or a day on which any of Bank of Montreal, BMO Capital Markets Corp., as placement agent, or the Trustee is authorized or required by law or regulation to remain closed.

Unless they contain a manifest error, all records relating to the Gold Bullion maintained by Bank of Montreal or its affiliates are final for all purposes and binding. Bank of Montreal or its affiliates shall not be responsible for errors made in good faith, except in the case of its gross negligence or willful misconduct.

Bank of Montreal reserves the right to reject or to discontinue accepting orders for the Gold Bullion at any time without notice. For example, such a rejection could occur if an order was incomplete or in some other way defective. Bank of Montreal may at any time prior to completion of a purchase of Gold Bullion, in its sole and absolute discretion and whether or not the purchase price has been paid, elect whether or not to proceed in whole or in part with the sale of the Gold Bullion.

If, for any reason, the Trust fails to settle a purchase order by the settlement date on which you receive your Gold Deposit Receipts, Bank of Montreal may, in its sole and absolute discretion, sell the purchased Gold Bullion, and this sale is deemed to be authorized by the Trust.

Custody of the Gold Bullion

Bank of Montreal has entered into a Gold Storage Agreement with the Mint. Pursuant to the terms and conditions of this Gold Storage Account, the Mint is responsible for and bears the risk of loss of and damage to, Gold Bullion in Bank of Montreal's account at the Mint and, in such an event, would be liable to Bank of Montreal, subject to certain limitations provided for in the Gold Storage Agreement. Bank of Montreal has the right to audit the physical storage of the Trust's Gold Bullion at the Mint, and Bank of Montreal intends to engage an external auditor to perform such audit [annually]. The Gold Storage Agreement provides that the Mint's obligation with respect to Gold Bullion shall terminate upon termination of the Gold Storage Agreement for convenience, termination of the Gold Storage Agreement for default, or expiration of the Gold Storage Agreement. If termination occurs, Bank of Montreal will sell the Gold Bullion, and will deliver to you the resulting proceeds as promptly as practicable after the termination event occurs. The Gold Storage Agreement between Bank of Montreal and the Mint does not create a relationship between the parties of principal and agent, partnership or joint venture. The Gold Storage Agreement is governed by, and construed in accordance with, the laws of the Province of Ontario, Canada, and the laws of Canada applicable therein.

The Trust will not be charged a custody fee with respect to holding the Trust's Gold Bullion at Bank of Montreal's custodial account. Bank of Montreal has no intention of changing its policy with respect to custody fees in the foreseeable future unless it determines that it is necessary to do so (e.g., if the costs associated with operating the custodial account at the Mint increase dramatically). However, for the avoidance of doubt, Bank of Montreal reserves the right to charge a custody fee and if Bank of Montreal were to charge a fee, this would affect the Trust's expenses and the price of the Gold Deposit Receipts. However, any custody fee will not exceed 0.50% per annum of the daily average closing price of Gold Bullion represented by the Gold Deposit Receipts, as calculated by Bank of Montreal acting in good faith.

In the unlikely event that Bank of Montreal determines that it is appropriate to impose a custody fee, it will notify the Trust and the Authorized Participants, who will notify holders, and will also make available such charges.

NY2-728864

Bank of Montreal reserves the right in its sole discretion to arrange for storage of the Gold Bullion in another storage facility in Canada that is an approved storage facility by the Investment Industry Regulatory Organization of Canada (IIROC).

~~In the unlikely event that Bank of Montreal determines that it is appropriate to impose a custody fee, it will notify the Trust and the Authorized Participants, who will notify holders, and will also make available such charges.~~

Purchases and Sales of Gold Deposit Receipts

Gold Deposit Receipts represent an interest in Gold Bullion. An investment in the Gold Deposit Receipts, and in Gold Bullion, may not be appropriate for all investors. Purchases and sales of Gold Deposit Receipts will only be made through Authorized Participants.

In addition, you may only acquire, hold, trade and surrender whole Gold Deposit Receipts, with a minimum of one Gold Deposit Receipt per transaction.

The Gold Deposit Receipts will not be listed or traded on any securities exchange. You may present your Gold Deposit Receipts to an Authorized Participant for transfer or sale~~.~~, as discussed below. Gold Deposit Receipts may also be transferred by gift or estate transfer.

Under no circumstances may any purchase of the Gold Deposit Receipts be made with borrowed or leveraged funds advanced by an Authorized Participant. No margin purchases of the Gold Deposit Receipts will be accepted.

Redemptions of Gold Deposit Receipts for Gold Bullion; Sales for Cash

As a holder of Gold Deposit Receipts you should be prepared to hold the Receipts indefinitely.

You may, following the settlement date of a purchase of Gold Bullion, at any time and from time to time choose to redeem some or all of your Gold Deposit Receipts for physical gold or to sell for cash, subject to the terms and conditions described below.

Physical Delivery

At any time following the settlement date, a holder of Gold Deposit Receipts may direct an Authorized Participant to contact the Trust and arrange to redeem its Gold Deposit Receipts for physical gold. Bank of Montreal will arrange with the Authorized Participant to have Gold Bullion physically delivered for your account through the Authorized Participant or directly to you, subject to payment of a Withdrawal and Delivery Fee, plus applicable taxes, fines or penalties. Bank of Montreal has engaged a third-party service carrier ("Service Carrier") to make deliveries of Gold Bullion. The engagement of the Service Carrier does not create a relationship between the parties of principal and agent, partnership or joint venture. The Gold Bullion placed with the Service Carrier will meet the same specifications as the Gold Bullion held at the Mint in the Bank of Montreal account for the Trust. Once Gold Bullion representing the redeemed Gold Deposit Receipts has been placed with the Service Carrier, the ~~Service Carrier bears~~redeeming holder will bear the risk of loss ~~of, and damage to, such~~from the moment the Service Carrier takes possession of Gold Bullion~~. A holder of Gold Deposit Receipts would have recourse only to the Service Carrier after the Gold Bullion has been placed by Bank of Montreal with the~~

~~Service Carrier~~ on behalf of such holder. To initiate this process a holder of Gold Deposit Receipts would have to furnish the Authorized Participant with a delivery order in the required form.

The Trust will pass along to the redeeming holder the fees charged by Bank of Montreal in respect of physical delivery. Bank of Montreal will charge a per ounce fee in respect of the supply, processing, withdrawal and delivery of a specific quantity of fully fabricated Gold Bullion. Bank of Montreal will provide these fees for publication on the Trust's website (which will be hosted by Bank of Montreal). Bank of Montreal will not publish a schedule of these fees in paper form. Bank of Montreal reserves the right to revise this fee. If Bank of Montreal does so, it will notify the trustee and the Authorized Participants and will also make available such changes to the Fee Schedule published on the Trust's website for at least 30 days before the new Withdrawal and Delivery Fee goes into effect. You should check with the Authorized Participant to ascertain the fees prior to requesting delivery.

The Withdrawal and Delivery Fee must be paid by you, through the Authorized Participant, up front by wire transfer (or such other means as Bank of Montreal may approve). Upon receiving payment in full up front, Bank of Montreal may engage the Service Carrier to supply and deliver Gold Bullion for your account. Bank of Montreal will use its reasonable efforts to have Gold Bullion available for shipment to you or to the Authorized Participant no later than ten (10) Business Days after payment in full is received. You or the Authorized Participant (as applicable) may be required to execute a delivery receipt evidencing that it has received the Gold Bullion (the "Delivery Receipt"). Once your Gold Bullion has been delivered, neither the Trust, Bank of Montreal nor any of its affiliates will be under any obligation to repurchase that Gold Bullion.

Gold Bullion will be delivered only to addresses within the United States which are within a state specifically approved by BMO Capital Markets Corp., as placement agent, for delivery (a "Delivery State"). A Delivery State is a state in which there are no excise or similar taxes or fees associated with the delivery of physical gold. Bank of Montreal will maintain a list of the states that qualify as Delivery States and will provide same to the Authorized Participants from time to time. BMO Capital Markets Corp., as placement agent, at its sole discretion will make updates and changes to this Delivery State listing. Bank of Montreal will be under no obligation to deliver Gold Bullion to a state not included on the "Delivery State" listing.

Taxes for which the Trust or Bank of Montreal may be held responsible for the collection or payment of on its own behalf or on behalf of the purchaser shall be the purchaser's sole responsibility and shall be paid exclusively by the Gold Bullion purchaser. For these purposes, taxes means any and all sales, use, value added, excise tax or similar transaction taxes or duties, together with any penalties, fines or interest thereon, imposed by any domestic or foreign taxing authority on or with respect to the purchase, delivery or supply of gold bullion.

The obligation of the Trust or Bank of Montreal to deliver Gold Bullion is subject to applicable laws. Neither the Trust nor Bank of Montreal shall be liable for any direct or indirect loss or damage incurred by you or the Authorized Participant arising or resulting from any delay in the delivery of Gold Bullion including delays due to failure by you or the Authorized Participant to provide a duly completed Delivery Order, failure by you or the Authorized Participant to remit the Withdrawal and Delivery Fee in full, or any other reason.

NY2-728864

determine the prevailing interbank spot price of gold. The offer price represents the price at which Bank of Montreal will sell Gold Bullion.

Withdrawal and sale of Gold Bullion back to Bank of Montreal can only be facilitated through the Authorized Participant. As a result, if you choose to withdraw and sell Gold Bullion for cash back to Bank of Montreal, you will be transacting at the price at which Bank of Montreal is prepared to buy back (i.e., the "bid") the Gold Bullion from you. The difference between the "bid" and "offer" will change over the life of the Gold Deposit Receipts based on prevailing market conditions as determined by Bank of Montreal, acting in its sole and absolute discretion.

Sales Through an Authorized Participant

Instead of redeeming Gold Deposit Receipts for Gold Bullion or selling Gold Deposit Receipts for cash through BMO Capital Markets Corp. as described above, a holder of Gold Deposit Receipts may request that its Authorized Participant identify a purchaser for its Gold Deposit Receipts. The Gold Deposit Receipts are not listed or quoted on a national securities exchange and a liquid market is not expected to develop for the Gold Deposit Receipts, but an Authorized Participant may be able to identify a buyer on its own or may work with BMO Capital Markets Corp. to identify a buyer for the holder's Gold Deposit Receipts; however, there can be no assurance that the Authorized Participant will be successful in identifying an interested investor.

Calculations

All calculations and determinations relating to the spot price, daily offer price, or otherwise herein, will be made by Bank of Montreal through its subsidiary, BMO Capital Markets Corp., will be published on the Trust's website managed by Bank of Montreal or BMO Capital Markets Corp. and will, absent manifest error, be final and binding on holders of the Gold Deposit Receipts. In addition, Bank of Montreal will also maintain a page on Bloomberg that will provide intra-day indications on the current price per Gold Deposit Receipt. Bank of Montreal will not be responsible for its errors and omissions if made in good faith, except in the case of its gross negligence or willful misconduct. Bank of Montreal will not retain an independent person to make or confirm calculations and determinations relating to the Gold Deposit Receipts.

Suspensions of Redemptions and/or Purchases

You should also be aware that, from time to time, this mechanism to redeem Gold Deposit Receipts may be suspended due to the occurrence of a market disruption event or a force majeure event that prevents the Initial Depositor for reasons beyond its control from delivering the Gold Bullion. Such suspension shall last as long as the Initial Depositor continues to be so prevented from delivering the Gold Bullion. Such suspension may effectively prevent you from redeeming Gold Deposit Receipts or selling Gold Bullion to Bank of Montreal. Bank of Montreal will be under no obligation to repurchase Gold Bullion from you at any time.

You should also be aware that from time to time, the mechanisms to withdraw and sell Gold Bullion may be suspended due to the occurrence of a market disruption event of force majeure even, thus effectively preventing you from selling Gold Bullion to Bank of Montreal.

PLAN OF DISTRIBUTION

In accordance with the Depositary Trust Agreement, the Trust will issue to BMO Capital Markets Corp., as sole placement agent, and BMO Capital Markets Corp. will deposit on behalf of Bank of Montreal an interest in the Gold Bullion to receive the Gold Deposit Receipts.

BMO Capital Markets Corp. proposes to use its best efforts to offer the Gold Deposit Receipts at the initial public offering price set forth on the cover page of this prospectus, which includes a deposit fee not to exceed 2%. We expect the Trust to deliver the initial distribution of Gold Deposit Receipts against deposit of Gold Bullion in New York, New York, on _____, 2014. After the initial public offering, the public offering price will change. The Trust will continue to issue Gold Deposit Receipts as described herein.

Pursuant to a placement agency agreement between Bank of Montreal, the Trust and BMO Capital Markets Corp., Bank of Montreal and the Trust have engaged BMO Capital Markets Corp. as the exclusive placement agent in connection with this offering. The placement agent is not purchasing or selling any of the Gold Deposit Receipts, and the placement agent is not required to arrange the purchase or sale of any specific number of Gold Deposit Receipts or dollar amount, but the placement agent has agreed to use reasonable best efforts to arrange for the sale of the Gold Deposit Receipts. The placement agency agreement provides that the obligation of the placement agent is subject to certain conditions precedent, including, among other things, the receipt of customary opinions, letters and closing certificates. The placement agent proposes to arrange for the sale of the Gold Deposit Receipts to one or more investors directly and through authorized participants.

Bank of Montreal estimates the total expenses of this offering, which will be payable by Bank of Montreal, will be approximately $1,470,000. After deducting our estimated offering expenses, we expect the net proceeds from the sale of the full amount of Gold Deposit Receipts to be sold in this offering to be approximately $_____, based on the prevailing interbank spot price for one troy ounce of Gold Bullion on _____, 2014, as determined by BMO Capital Markets Corp., acting as the calculation agent. The placement agent will not receive a fee in connection with the offering. The deposit fee will be paid through the placement agent and remitted to Bank of Montreal.

Each of Bank of Montreal and the Trust has agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Each of Bank of Montreal and the Trust has also agreed to contribute to payments the placement agent may be required to make in respect to such liabilities.

BMO Capital Markets Corp. will enter into distribution agreements with Authorized Participants, which will make purchases and sales of Gold Deposit Receipts. Purchases and sales of Gold Deposit Receipts may be made only through an Authorized Participant. Authorized Participants may make a market in the Gold Deposit Receipts. However, no Authorized Participant is obligated to do so, and any of them may stop doing so at any time without notice. A holder of a Gold Deposit Receipts may only redeem a Gold Deposit Receipt for Gold Bullion or sell for cash through an Authorized Participant. The Authorized Participants will not receive the 2% deposit fee. An Authorized Participant that is a FINRA member firm may charge fees and commissions not to exceed 8% in respect of purchases and sales of Gold Deposit Receipts. Authorized Participants that are not FINRA member firms may not charge commissions.

$500,000,000 of Gold Deposit Receipts
Vaulted Gold Bullion Trust

_____

P R O S P E C T U S

_____

BMO Capital Markets

_____, 2014

Until _____, 2014 (25 days after the date of this prospectus), all dealers effecting transactions in the offered Gold Deposit Receipts, whether or not participating in this distribution, may be required to deliver a prospectus. This requirement is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.   Other Expenses of Issuance and Distribution.

The expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, are as set forth below. Except for the registration fee payable to the Commission, all such expenses are estimated:

Securities and Exchange Commission registration fee....................	$64,400
FINRA filing fee..	$75,500
Printing and engraving expenses..	$9,000
Legal fees and expenses...	$250,000
Depositary fees..	$75,000
Miscellaneous expenses...	$996,100
Total...	$1,470,000

Item 14.   Indemnification of Directors and Officers.

Under the Bank Act, a bank may not, by contract, resolution or by-law, limit the liability of its directors for breaches of the Act, including their fiduciary duties imposed under the Act. However, a bank may indemnify a director or officer, a former director or officer or a person who acts or acted, at the bank's request, as a director or officer of or in a similar capacity for another entity, and his or her heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her because of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association and may advance funds to him or her for the costs, charges or expenses of such a proceeding, provided however, that a bank may not indemnify such a person unless:

(1)   that person acted honestly and in good faith with a view to the best interests of, as the case may be, the bank or the other entity for which he or she acted at the bank's request as a director or officer or in a similar capacity; and

(2)   in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her conduct was lawful.

Under the Bank Act, these individuals are entitled to be indemnified by the bank in respect of all costs, charges and expenses reasonably incurred by them in connection with the defense of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of an association referred to above with the bank or other entity if the person was not judged by the courts or other competent authority to have committed any fault or omitted to do anything that they ought to have done and fulfilled the conditions set out in (1) and (2) above. A bank may, with the approval of a court, also indemnify these individuals in respect of, or advance amounts to him or her for the costs, charges and expenses of, a proceeding referred to above, in respect of an action by or on behalf of the bank or other entity to procure a judgment in its favor, to which the person is made a party because of an association referred to above with the bank or other entity, if he or she fulfills the conditions set out in (1) and (2) above.

Pursuant to the requirements of the Securities Act, the registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, on ~~July 24,~~ August [   ], 2014.


BANK OF MONTREAL


By: /s/ Cathryn E. Cranston

Cathryn E. Cranston
Senior Vice President
and Treasurer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following person in the capacity indicated on ~~July 24,~~August [   ], 2014.

Signature Name	Title	Date
* _____ **William A. Downe**	President and Chief Executive Officer, Director	~~July 24,~~August [ ], 2014
* _____ **Thomas E. Flynn**	Chief Financial Officer†	~~July 24,~~August [ ], 2014
* _____ **J. Robert S. Prichard**	Chairman of The Board	~~July 24,~~August [ ], 2014
* _____ **Robert M. Astley**	Director	~~July 24,~~August [ ], 2014
* _____ **Jan Babiak**	Director	~~July 24,~~August [ ], 2014
* _____ **Sophie Brochu**	Director	~~July 24,~~August [ ], 2014
* _____ **George A. Cope**	Director	~~July 24,~~August [ ], 2014
* _____ **Christine A. Edwards**	Director	~~July 24,~~August [ ], 2014
* _____ **Ronald H. Farmer**	Director	~~July 24,~~August [ ], 2014
* _____ **Eric R. LaFlèche**	Director	~~July 24,~~August [ ], 2014
* _____ **Bruce H. Mitchell**	Director	~~July 24,~~August [ ], 2014
* _____ **Philip S. Orsino**	Director	~~July 24,~~August [ ], 2014

NY2-728864

_____ * **Martha C. Piper**	Director	~~July 24,~~August [ ], 2014
_____ * **Don M. Wilson, III**	Director	~~July 24,~~August [ ], 2014

_____

* By ___/s/ Cathryn E. Cranston____
        Cathryn E. Cranston
        Attorney-in-Fact

† Principal accounting officer.